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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of April, 2002
                        ------------------------------

                             SMARTLOGIK GROUP PLC
     (formerly known as Bright Station plc and The Dialog Corporation plc)
             (exact name of registrant as specified in its charter)

                         ------------------------------

                           The Communications Building
                               48 Leicester Square
                            London WC2H 7DB, England
                    (Address of Principal Executive Offices)

                         ------------------------------

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  FORM 20-F [X]                      FORM 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes [_]                            No [X]


         On March 15, 2002, the registrant filed Exhibit 99.1 with the London Stock Exchange. On March 28, 2002, the registrant filed Exhibit 99.2 with the London Stock Exchange. On April 19, 2002, the registrant filed Exhibit 99.3 with the London Stock Exchange. On April 29, 2002, the registrant filed Exhibit 99.4 with the London Stock Exchange. Exhibits 99.1, 99.2, 99.3 and 99.4 to this Form 6-K are each publicly available through the London Stock Exchange.


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         Information in this Form 6-K, including exhibits, contains "forward-
looking" statements about Smartlogik. By their nature, forward looking statements involve risks and uncertainties that could cause actual results to differ materially because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results to differ materially from those expressed in such forward looking statements including amongst other things, changes in demand for Smartlogik's products; fluctuations in quarterly results; dependence on key personnel; growth of the Internet; investment risk; financial risk management; and the risk of litigation. Additional factors that could cause actual results to differ materially are discussed in Smartlogik's recent filings with the United States Securities and Exchange Commission, including but not limited to its Annual Report on Form 20-F and its Reports on Form 6-K.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 14, 2002


                                              SMARTLOGIK GROUP PLC

                                              By: /s/ Simon Canham
                                                  -----------------------
                                                  Simon Canham
                                                  Director

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                                 EXHIBIT INDEX


Exhibit No.          Description
-----------          -----------


99.1                 Press Release dated March 15, 2002

99.2                 Press Release dated March 28, 2002

99.3                 Press Release dated April 19, 2002

99.4                 Press Release dated April 29, 2002